# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Columbia Credit Income Opportunities Fund, CIK 0002041900
CUSIP: 197615107
Title of class of securities: Class A
Address of issuer's principal executive offices: 290 Congress Street, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,499,500; sole dispositive power 0; shared dispositive power 2,499,500; aggregate amount beneficially owned 2,499,500 (96.4% of the class)
  Comment: As of the Event date, June 30, 2025, the Percent of class represented by amount in Row (9) is based on 2,592,457 shares outstanding.
  
  As of September 4, 2025, the Percent of class represented by amount in Row (9) is 85.4% of 2,926,052 shares outstanding.
- Columbia Management Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,499,500; sole dispositive power 0; shared dispositive power 2,499,500; aggregate amount beneficially owned 2,499,500 (96.4% of the class)
  Comment: As of the Event date, June 30, 2025, the Percent of class represented by amount in Row (9) is based on 2,592,457 shares outstanding.
  
  As of September 4, 2025, the Percent of class represented by amount in Row (9) is 85.4% of 2,926,052 shares outstanding.

## Item 1. Issuer
Name of issuer: Columbia Credit Income Opportunities Fund
Address of issuer's principal executive offices: 290 Congress Street, Boston, MA 02210

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) Columbia Management Investment Advisers, LLC ("CMIA")
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center, Minneapolis, MN 55474
(b) 290 Congress Street, Boston, MA 02210
Citizenship:
(a) Delaware
(b) Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.
AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.
Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: 96.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,499,500
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,499,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Index

Exhibit I Identification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II Joint Filing Agreement

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (09/04/2025)
- Columbia Management Investment Advisers, LLC: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (09/04/2025)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593